GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 Amendment No. 2

                               FILE NO.: 000-30337

                                 CIK: 0001100190

                              PARADE HOLDINGS, INC.
                          -----------------------------
                         (Name of Small Business Issuer)

          Delaware                                            13-4079328
-------------------------------                           ----------------------
(State or Other Jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)


 39 Broadway, Suite 2250, New York, NY                            10006
----------------------------------------                        ----------
(Address of Principal Executive Offices)                        (Zip Code)


Issuer's telephone number (212) 425-8200

Securities to be registered under Section 12(b) of the Act:

            NONE

--------------------------------------------------------------------------------

Securities to be Registered Under Section 12(g) of the Act:


                         Common Stock, $.0001 Par Value
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                                (Title of Class)
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                                TABLE OF CONTENTS

                                     PART I.

ITEM 1.     DESCRIPTION OF BUSINESS
ITEM 2.     PLAN OF OPERATION
ITEM 3.     DESCRIPTION OF PROPERTY
ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6.     EXECUTIVE COMPENSATION
ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8.     DESCRIPTION OF SECURITIES


                                    PART II.

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND RELATED STOCK-HOLDER MATTERS
ITEM 2.     LEGAL PROCEEDINGS
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS


                                    PART F/S.

FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
BALANCE SHEET AS OF MARCH 31, 2000
NOTES TO BALANCE SHEET AS OF MARCH 31, 2000


                                    PART III.

ITEM 1.     INDEX TO EXHIBITS


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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

   Parade Holdings, Inc. (the "Company"), was incorporated on July 27, 1999, under the laws of the State of Delaware. The Company was formed in order to seek business opportunities and is currently a "shell" company with no commercial operations. To date its activities have been organizational in nature and as a result it must be considered to be in its developmental stage. The Company has no full time employees, owns no real estate and since inception has been primarily concerned with developing its business plan and raising its initial capital.

   The Company is one of ten shells created by Mark Elenowitz and Louis Taubman, who are shareholders in all ten shells. Each shell has the same business plan. The Company and the other shells seek to find private companies that wish to become reporting companies, with which to merge. Mr. Elenowitz and Mr. Taubman engage in the business of creating public shells and finding merger partners for these shells.

   The Company's current business plan is to seek out business opportunities and to pursue other related activities intended to enhance shareholder value. Because the Company has no capital, it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

   The Company currently intends to generate revenue for its shareholders through the acquisition of stock of potential merger partners with whom the shell may be merged. In addition to the revenue generated from anticipated capital gains from the sale of such stock, Mr. Elenowitz and Mr. Taubman also derive revenue indirectly from TM Capital Partners, LLC, the majority shareholder in the shells, which acts as a consultant to companies seeking to merge with a public vehicle.

   The acquisition of a business opportunity will probably be in the form of a merger with a foreign or domestic private issuer that wishes to become a reporting issuer. However, the Company is not limiting its search to such an opportunity and as a result the business opportunity may also take the form of a purchase, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.

   Neither does the Company intend to restrict its search for business opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the


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selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

   To date, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing this Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

   As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into, the Company is expected to be an entity that desires to become a public company and establish a public trading market for its securities. There are various reasons why an entity would wish to become a public company including (i) the ability to use registered securities as currency in acquisitions of assets or businesses; (ii) increased visibility in the financial community; (iii) the facilitation of borrowing from financial institutions; (iv) increased liquidity to investors; (v) greater ease in subsequently raising capital (vi) compensation of key employees through stock options; (vii) enhanced corporate image; and (viii) a presence in the United States capital markets.

   Management believes that the business opportunity will likely be a business entity with the goal of becoming a public company in order to use its securities for the acquisition of assets or businesses; a company which is unable to find an underwriter of its securities or is unable to find an underwriter of its securities on terms acceptable to it; a company that wishes to become public with less dilution of its common stock than would occur upon an underwriting; a company that believes that it will be able to obtain investment capital on more favorable terms after it has become public; or a foreign company that wishes to make an initial entry into the United States securities market.

   A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

   The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

   In all probability, however, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the


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shares sold by management, and at a price which could not be achieved by individual shareholders at the time.

   The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

   The Company's business is subject to numerous risk factors, including the following:

      NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

      SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

      SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

      NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no


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assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

      CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's officers have not entered into a written employment agreement with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

      CONFLICTS OF INTEREST--GENERAL. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

   Mark Elenowitz and Louis Taubman have created and are beneficial owners of ten shells. It is presumed that these shells will be sold in chronological order by date of incorporation. However, a target company may be more suited or prefer a certain shell formed subsequent to the Company. Thus, Mark Elenowitz and Louis Taubman may attempt to merge a target company with one of their shells incorporated subsequent to the Company, regardless of chronological order. Mark Elenowitz and Louis Taubman will profit if any of the shells are merged, regardless of chronological order of incorporation. Thus, finding a target company to merge with this Company may not necessarily be a priority for Mark Elenowitz and Louis Taubman who will gain financially if any of the shells are sold.

   Mark Elenowitz and Louis Taubman will each receive stock, indirectly and directly as a result of any merger that occurs. In addition, Mr. Elenowitz, Mr. Taubman and their other partners may also receive cash as a result of any consulting agreement between TM Capital Partners, LLC and any potential merger candidates.


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      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of
the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

      LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

      LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity that the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

      REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present


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officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

   REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

   In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

   Shareholders should be aware that the market for penny stocks has suffered in recent years from patterns of fraud and abuse (see www.sec.gov; Press Releases:
"SEC Proposes Several Measures to Combat Securities Fraud, and Issues Status Report on Commission-wide Microcap Fraud Efforts"). Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

      TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both


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companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

   NO PUBLIC MARKET EXISTS. There is no public market for the Company's Common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

   RULE 144 SALES. All of the outstanding shares of Common Stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

   BLUE SKY RESTRICTIONS. Many states have enacted statutes or rules that restrict or prohibit the sale of securities of "shell" companies to residents so long as they remain without specific business plans. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state that restricts or prohibits resale of shares in a "shell" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell.

   At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone. Further, the policy of the Board of


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Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.

   In the event of a violation of state laws regarding resale of "shell" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM 2. PLAN OF OPERATION

   The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officers and directors nor any affiliate have engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

   Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. In the past a cash referral fee was paid to finders in relation to the Solomon Alliance Group, Inc. and Madison Holdings, Inc. business combination and the Reagan Holdings, Inc. and FindEx.com, Inc. business combination. The referral fee paid to the finder, which was not affiliated with Madison Holdings, was $50,000 in cash plus 100,000 shares of Solomon Alliance Group, Inc. A referral fee of $50,000 in cash plus 100,000 shares of FindEx.com, Inc. was paid to TM Capital Partners, an entity affiliated with MHE Projix, LLC, the majority shareholder of Reagan Holdings, Inc. in relation to its business combination with FindEx.com, Inc.

   The Company has no full time employees. The Company's officers have agreed to allocate a portion of their time to the activities of the Company, without compensation. The officers anticipate that the business plan of the Company can be implemented by their devoting no more than 10 hours each per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.


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   Management is currently involved with other shells, and is involved in creating additional shells similar to this one. A conflict may arise in the event that another shell with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other shells in chronological order of the date of incorporation of such shells or by lot. However, other shells that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain shell formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred shell regardless of date of formation or choice by lot. To Date, Management has successfully completed business combinations, in the form of share exchanges, between three target companies and three of their shells in chronological order by date of incorporation of the shells.

   The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

   The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

   The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

   The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include


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facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

   The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

   The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, who are not professional business analysts. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

   The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

   The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.


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   The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

   Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

   Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

   A potential target company may have an agreement with a consultant or advisor providing that the services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

   In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

   It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a shell company. Until such time as this occurs, the Company will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

   While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

   With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

   The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

   The Company will not acquire or merge with any entity that cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

   TM Capital Partners, L.L.C., the principal shareholder of the Company, has informally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount TM Capital Partners, L.L.C. will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

COMPETITION

   The Company expects to encounter substantial competition in its efforts to locate attractive business opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities have significantly greater financial and personnel resources and technical expertise than the Company. The Company may also experience competition from other public "shell" companies, some of which may have more funds available than the Company. As a result of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

        The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 39 Broadway, Suite 2250, which is the office address of its Secretary, Louis Taubman. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

      The following table sets forth, as of the date of this registration statement, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

 Name and Address                     Amount of Beneficial            Percentage
of Beneficial Owner                       Ownership                    of Class
-------------------                   -------------------             ----------

TM Capital Partners, L.L.C. (1)           4,750,000                       95%
15425 Shady Grove Road
Suite 400
Rockville, MD  20850

Mark Elenowitz                              125,000                      2.5%
(President, Treasurer
and Director)
15425 Shady Grove Road
Suite 400
Rockville, MD  20850

Louis Taubman                               125,000                      2.5%
(Secretary and Director)
39 Broadway, Suite 2250
New York, NY 10006

All Executive Officers and
Directors as a Group                      5,000,000                     100%

   (1) Two of the Company's officers and directors--Louis Taubman and Mark Elenowitz are indirect beneficial owners of TM Capital Partners, L.L.C. TM Capital provides services for such persons, particularly in regard to locating private companies that may wish to go public, and acts as an initial shareholder in certain companies formed by such parties. Since TM Capital has fewer than 100 shareholders and is not making and does not intend to make a public offering of its securities, management believes that it is not deemed to be an investment company by virtue of an exemption provided under the Investment Company Act of 1940, as amended.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

   The Company has two Directors and two Officers as follows:

   Name                    Age               Positions and Offices Held
   ----                    ---               --------------------------

   Mark Elenowitz          30                President, Treasurer and Director

   Louis Taubman           31                Secretary and Director


   There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

   Set forth below is the name of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

Mark Elenowitz, 30, has served as President, Treasurer and as a Director of the Company since its inception, and has extensive financial experience within the marketplace, including experience in corporate finance, mergers and acquisitions, and marketing. Mr. Elenowitz earned his Series 7 and 63 broker licenses and held a Series 24 license while employed as branch manager at Tamaron Investments. Mr. Elenowitz is also Co-Chairman Managing Director of VentureNow, Inc., a private venture capital company, a Managing Director of Invoke Distribution, an international direct marketing company, and President of Investor Communications Company, LLC, an investor relations firm. Mr. Elenowitz has also served as Vice President of Investor Relations for Quest International Resources Corporation, a public natural resource exploration company. Previously, Mr. Elenowitz was Vice President of Sales at Josephthal, Lyon & Ross, Inc., a NYSE member firm. Mr. Elenowitz is a graduate of the University of Maryland College of Business and Management, with a Bachelor of Science in Finance.

Louis E. Taubman, 31, has served as Secretary and as a Director of the Company since its inception. Mr. Taubman is a partner in the New York law firm of Kogan Taubman & Neville, LLC, a boutique securities firm. Before joining Kogan Taubman & Neville, Mr. Taubman maintained a private practice wherein he provided general corporate and securities counsel to various developmental stage businesses. Prior to that, Mr. Taubman served as an attorney in the legal department of Prudential Securities, Inc. Mr. Taubman provides counsel to both issuers and underwriters with regard to public and private finance, mergers and acquisitions. Additionally, Mr. Taubman has litigated matters in various federal and state courts, as well as before such self-regulatory bodies as the NASD, NFA and NYSE. Mr. Taubman graduated cum laude from New York Law School in 1993 and holds a Bachelor of Science degree in Political Science from Syracuse University.

TOTAL CURRENT SHELL COMPANIES

   Mr. Elenowitz, as president and a director of the Company, and Mr. Taubman, as secretary and a director of the Company, are currently involved with other shells, and are involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a shell until completion of a business combination.

   Generally target companies will be located for the Company and other identical shells in chronological order of the date of formation of such shells or, in the case of shells formed on the same date, alphabetically. However, certain shells may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain shell name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain shell formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred shell regardless of date of formation.

   The following chart summarizes certain information concerning recent shells with which Mr. Elenowitz and Mr. Taubman are or have been involved, which have filed or will be filing a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                        Registration Form/
                        Date of Effectiveness   Date of
Corporation             File Number             Incorporation   Status
-----------             ---------------------   -------------   ------
Hancock Holdings, Inc.  Form 10-SB              5/18/99         Merged with Orion
                        1/15/00                                 Technologies, Inc., a
                        000-29673                               Nevada corporation on
                                                                February 17, 2000. Orion
                                                                filed its Form 8-K on
                                                                February 24, 2000.

Madison Holdings, Inc.  Form 10-SB              5/18/99          Merged with Solomon
                        1/15/00                                 Alliance Group, an
                        000-29973                               Arizona corporation on
                                                                March 16, 2000. Solomon
                                                                filed its Form 8-K on
                                                                March 10, 2000.

Reagan Holdings, Inc.   Form 10-SB              7/27/99         Merged with FindEx.com,
                        1/15/00                                 Inc., a Nevada
                        000-29963                               Corporation on March 7,
                                                                2000. FindEx filed its
                                                                Form 8-K on March 15,
                                                                2000.

Aries Holdings, Inc.    Form 10-SB              9/7/99          Seeking merger with
                        4/10/00                                 unidentified company.
                        000-29411                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.

Parade Holdings, Inc.   Form 10-SB              9/7/99          Seeking merger with
                        4/10/00                                 unidentified company.
                        000-30337                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.

Pepper Capital, Corp.   Form 10-SB              9/8/99          Seeking merger with
                        4/10/00                                 unidentified company.
                        000-29408                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.



Irving Capital, Corp.   Form 10-SB              9/8/99          Seeking merger with
                        6/12/00                                 unidentified company.
                        000-30343                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.

Parc Capital, Corp.     Form 10-SB              9/8/99          Seeking merger with
                        6/12/00                                 unidentified company.
                        000-30339                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.

Model Capital, Corp.    Form 10-SB              9/8/99          Seeking merger with
                        6/12/00                                 unidentified company.
                        000-30341                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.

Charm Capital, Corp.    Form 10-SB             9/8/99           Seeking merger with
                        6/12/00                                 unidentified company.
                        000-30345                               Form 8-K will be filed if
                                                                business combination
                                                                occurs.

RECENT TRANSACTIONS BY SHELL COMPANIES

   Share Exchange between Hancock Holdings, Inc. and Orion Technologies, Inc.

   On February 22, 2000, Orion Technologies, Inc., a Nevada corporation, purchased all of the issued and outstanding shares of Hancock Holdings, Inc. pursuant to a share exchange agreement. Hancock Holdings, Inc. was formed on May 18, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially similar to the Company, including similar management and beneficial shareholders. Pursuant to a Share Exchange Agreement (the "Agreement") dated February 22, 2000, Orion Technologies, Inc., a Nevada corporation ("Orion" or the "Company"), acquired all of the issued and outstanding capital stock of Hancock Holdings, Inc. ("Hancock") from the shareholders of Hancock in a pro rata exchange for an aggregate of 150,000 shares of Orion's common stock, par value $0.001 per share (the "Share Exchange"). There were seven shareholders of Hancock immediately prior to the Share Exchange. They were MHE Projix LLC, a Florida limited liability company, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell, who held 5,000,000 shares of Hancock common stock in the aggregate. As a result of the Share Exchange, 100% of the outstanding capital stock of Hancock is owned by Orion and Hancock became a wholly-owned subsidiary of Orion. MHE Projix LLC, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr. and Barry Labell owned 4,750,000, 87,500, 87,500, 25,000, 25,000, 12,500 and 12,500 shares of
Hancock,
respectively. They exchanged their shares of Hancock for 142,500, 2,625, 2,625, 750, 750, 375 and 375 shares of Orion, respectively. Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell were all either officers or directors of Hancock Holdings at the time of the share exchange. Additionally, Lou Taubman, Mark Elenowtiz, Tom Bostic Smith, and David Simonetti are owners (either directly or indirectly) of MHE Projix, LLC. At the time of the transaction, Orion Technologies' shares traded at an average bid price of $3.63 per share during the month of the share exchange. However, because the securities issued in the share exchange are restricted and because Orion Technologies is a relatively new company, it is impossible to accurately gauge the value of the shares at this time. At the time of the merger, Orion Technologies, Inc. was an international holding company concentrating on Internet and telecommunications-based technologies and services for e-commerce and business-to-business markets. Orion Technologies, Inc. has three wholly-owned subsidiaries: Globalinx Corp., a Delaware Company; EZ Elektronische Zahlungssysteme GmbH, a German Limited Liability Company; and EPS Elektronische Processing Systeme GmbH, a German Limited Liability Company. Following the share exchange, Hancock Holdings, Inc. became a wholly owned subsidiary of Orion Technologies, Inc., and Orion Technologies, Inc. filed a Form 8-K on February 24, 2000 with the Securities and Exchange Commission describing the transaction. The common stock of Orion Technologies, Inc. trades on the NASD OTC Bulletin Board under the symbol ORTG. Detailed information concerning this business combination may be obtained from its filings under the Exchange Act which are found in the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

   Share Exchange Between Madison Holdings, Inc. and Solomon Alliance Group,
Inc.

   On March 8, 2000, Solomon Alliance Group, Inc., an Arizona corporation, purchased all of the issued and outstanding shares of Madison Holdings, Inc. pursuant to a share exchange agreement ("Agreement"). Madison Holdings, Inc. was formed on May 18, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially similar to the Company, including similar management and beneficial shareholders. Pursuant to the Agreement Solomon Alliance Group, Inc., ("Solomon" or the "Company"), acquired all of the issued and outstanding capital stock of Madison Holdings, Inc. ("Madison") from the shareholders of Madison in a pro rata exchange for an aggregate of 300,000 shares of Sage's common stock, par value $0.001 per share (the "Share Exchange"). There were seven shareholders of Madison immediately prior to the Share Exchange. They were MHE Projix LLC, a Florida limited liability company, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell, who held 5,000,000 shares of Madison common stock in the aggregate. As a result of the Share Exchange, 100% of the outstanding capital stock of Madison is owned by Solomon and Madison became a wholly-owned subsidiary of Solomon. MHE Projix LLC, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr. and Barry Labell owned 4,750,000, 87,500, 87,500, 25,000, 25,000, 12,500 and 12,500
shares of Madison, respectively. They exchanged their shares of Madison for 285,000, 5,250, 5,250, 1,500, 1,500, 750 and 750 shares of Solomon, respectively. Mark Elenowitz, Louis Taubman,

David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell were all either officers or directors of Madison Holdings at the time of the share exchange. Additionally, Lou Taubman, Mark Elenowtiz, Tom Bostic Smith, and David Simonetti are owners (either directly or indirectly) of MHE Projix, LLC. At the time of the transaction, Solomon Alliance shares traded at an average bid price of $4.50 per share during the month of the share exchange. However, because the securities issued in the share exchange are restricted and because Solomon Alliance is a relatively new company, it is impossible to accurately gauge the value of the shares at this time. At the time of the merger, Solomon Alliance Group, Inc. was a development stage company with plans to become a leading provider of customized wireless data communications solutions for individual and business needs. Solomon Alliance Group, Inc. has one wholly-owned subsidiary, Visual Link Wireless, Inc. Following the share exchange, Madison Holdings, Inc. became a wholly owned subsidiary of Solomon Alliance Group, Inc., and Solomon Alliance Group, Inc. filed a Form 8-K on March 16, 2000 with the Securities and Exchange Commission describing the transaction. The common stock of Solomon Alliance Group, Inc. trades on the NASD OTC Bulletin Board under the symbol SAGE. Detailed information concerning this business combination may be obtained from its filings under the Exchange Act which are found in the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

   Share Exchange between Reagan Holdings, Inc. and FindEx.com, Inc.

   March 7, 2000, FindEx.com, Inc., a Nevada corporation, purchased all of the issued and outstanding shares of Reagan Holdings, Inc pursuant to a Share Exchange Agreement ("Agreement"). Reagan Holdings, Inc. was formed on July 27, 1999 to engage in a merger or acquisition with an unidentified company or and was structured substantially similar to the Company, including similar management and beneficial shareholders. Pursuant to the Agreement, FindEx.com, Inc., ("FindEx" or the "Company"), acquired all of the issued and outstanding capital stock of Reagan Holdings, Inc. ("Reagan") from the shareholders of Reagan in a pro rata exchange for an aggregate of 150,000 shares of FindEx.com's common stock, par value $0.001 per share (the "Share Exchange"). There were seven shareholders of Reagan immediately prior to the Share Exchange. They were MHE Projix LLC, a Florida limited liability company, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell, who held 5,000,000 shares of Reagan common stock in the aggregate. As a result of the Share Exchange, 100% of the outstanding capital stock of Reagan is owned by FindEx.com and Reagan became a wholly-owned subsidiary of FindEx. MHE Projix LLC, Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr. and Barry Labell owned 4,750,000, 87,500, 87,500, 25,000, 25,000, 12,500 and 12,500 shares of Reagan, respectively. They exchanged their shares of Reagan 142,500, 2,625, 2,625, 750, 750, 375 and 375 shares of FindEx, respectively. Mark Elenowitz, Louis Taubman, David Simonetti, Thomas Bostic Smith, William Quigley, Jr., and Barry Labell were all either officers or directors of Reagan Holdings at the time of the share exchange. Additionally, Louis Taubman, Mark Elenowitz, Tom Bostic Smith, and David Simonetti are owners (either directly or indirectly) of MHE Projix, LLC. At the time of the transaction, FindEx.com shares traded at an average bid price of $8.75 per share during the month of the share exchange. However, because the securities issued in the share exchange are restricted and because FindEx.com is a relatively new company, it is impossible to accurately gauge the value of the shares at this time. Additionally, FindEx.com retained Investor Communications Company, LLC, through IC Capital, LLC (collectively "ICC") for investor relations services. ICC, which is wholly-owned by Mr. Elenowitz, received 120,000 restricted shares of FindEx.com in exchange for ICC's services. Of the 120,000 shares received, 30% (36,000 shares) vested immediately, with the balance vesting over a twelve month period. Furthermore, ICC receives $7,500 per month in cash, plus expenses, for these services. The contract term is twelve months. FindEx.com also retained MHE, Inc., which is wholly-owned by Mr. Elenowitz, to provide consulting services related to business development and finance. MHE, Inc. received 250,000 restricted shares of FindEx.com in exchange for its services. At the time of the merger, FindEx.com, Inc. was a retail, wholesale, and Internet supplier of software products to business and religious organizations and individuals. Following the transaction, Reagan Holdings, Inc. became a wholly owned subsidiary of FindEx.com, Inc., and FindEx.com, Inc. filed a Form 8-K on March 15, 2000 with the Securities and Exchange Commission describing the transaction. The common stock of FindEx.com, Inc. trades on the NASD OTC Bulletin Board under the symbol FIND. Detailed information concerning this business combination may be obtained from its filings under the Exchange Act which are found in the EDGAR archives page of the Securities and Exchange Commission's Website at www.sec.gov.

CONFLICTS OF INTEREST

   The Company's officers and directors have organized nine other shells, and expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

   A conflict may arise in the event that another shell with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other shells in chronological order of the date of incorporation of such shell companies or by lot. However, any shells that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain shell formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred shell regardless of date of incorporation or choice by lot. As such, Mr. Elenowitz and Mr. Taubman may, at the time of a merger negotiation with a target company, be more inclined to enter into a business combination involving another shells regardless of chronological order of the date of incorporation.

   Management are principals of other businesses with operations which require greater time commitments than the Company. As such, demands may be placed on the time of Management that will detract from the amount of time they are able to devote to the Company. Management intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Management would not attend to other matters prior to those of the Company. Management projects that initially up to ten hours each per month of their time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

   In addition to the foregoing, Louis Taubman, the Company's secretary and director, is a partner in the law firm of Kogan Taubman & Neville, LLC, the Company's current attorneys. In addition, other partners of Kogan Taubman & Neville, LLC hold an indirect interest in TM Capital Partners, LLC, the Company's majority shareholder.

   No other securities, or rights to securities, of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by TM Capital Partners, L.L.C, Mark Elenowitz and Louis Taubman will be purchased by the target company. The amount of Common Stock sold or continued to be owned by such parties cannot be determined at this time.

   The terms of a business combination may include such terms as some or all of the current officers or directors remaining as directors or officers of the Company and/or the continuing services or other legal work of the Company being handled by the law firm of which Mr. Taubman is a principal. Additionally, the terms of a business combination may provide for a payment by cash or otherwise (i.e. stock of the target company) to TM Capital Partners, L.L.C. or the officers or directors of the Company for the purchase of all or part of their common stock of the Company by a target company. Certain of the Company's principals would directly benefit from such employment or payments. Such benefits may influence Management's choice of a target company.

   The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

   The Company's officers and directors, and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

   The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

   Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates:

       (i)    Any lending by the Company to such persons;

       (ii) The issuance of any additional securities to such persons prior to a business combination;


       (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

       (iv)   The payment of any finder's fees to such persons.

   These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

   Other than the policies listed above, there are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

   Although the Company may participate in a business opportunity by purchasing, trading or selling the securities of such business, the Company does not intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder. In the event, however, that the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the

Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

   The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

   The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein. However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

The Company also has a stock option plan in which its present officers and directors may participate. See "1999 Incentive and Nonstatutory Stock Option Plan" annexed hereto. To date, only Mr. Taubman and Mr. Elenowitz have been eligible for the grant of stock options under the Plan, as officers and directors of the Company.

Under the Plan, the maximum number of shares of Common Stock that could be subject to stock options could not exceed an aggregate of 1,000,000 shares, par value $0.001. Payment for shares purchased by exercising a stock option is to be made by cash or check to the Company. An optionee does not have any rights as a stockholder with respect to the shares covered by the option until the option is exercised and the shares of common stock are issued and effective. An Optionee does not have any rights to dividends, distributions, or other rights. Upon the termination of the employment by the Optionee, the Optionee will have a limited period of time in which to exercise any outstanding option to the extent exercisable for vested shares. Stock options are not transferable by the Optionee except by will or by the laws of descent and distribution.

Mr. Taubman and Mr. Elenowitz were each granted options to purchase 125,000 shares of the Common Stock issuable under the plan with an exercise price of $0.001 per share, all of which have been exercised.

   No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

   The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $725 in cash:

Name                                 Number of Total Shares        Consideration
--------------------------------------------------------------------------------
TM Capital Partners, L.L.C. (1)         4,750,000                     $475.00

Mark Elenowitz                            125,000                     $125.00

Louis Taubman                             125,000                     $125.00

(1) TM Capital Partners, LLC is owned by MHE, Inc., which is wholly-owned by Mark Elenowitz; and by KT Ventures, LLC, which is owned by Louis Taubman, Simon Kogan and Brian Neville. Mr. Taubman owns 36% of KT Ventures, LLC. The remaining percentage is owned by Simon Kogan and Brian Neville.

   The proposed business activities described herein classify the Company as a shell company. The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of shells. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a shell. The shareholders have deposited their stock certificates with the Company's management, and will not release the certificates except in connection with or following the completion of a merger or acquisition.

ITEM 8. DESCRIPTION OF SECURITIES.

   The authorized capital stock of the Company consists of 120,000,000 shares of Common Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

   Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Common Stock are fully paid and non-assessable.

   Holders of Common Stock have no preemptive rights to purchase the Company's Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Common Stock.

PREFERRED STOCK

   The Company is not presently authorized to issue preferred shares.

DIVIDENDS

   Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

   The Company: Parade Holdings, Inc., the company whose Common Stock is the subject of this registration statement.

   Exchange Act: The Securities Exchange Act of 1934, as amended.

   "Penny Stock" Security: As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

   Securities Act: The Securities Act of 1933, as amended.

   Small Business Issuer: As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000
(ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.


                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

   (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

   The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

   In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

   If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the

"specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

   If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

   (B) HOLDERS. There are three holders of the Company's Common Stock. On March 7, 2000, the Company issued 5,000,000 of its Common Shares to these shareholders for cash at $.0001 per share for a total price of $725. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

   (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

   There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

   The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

   During the past three years, the Company has sold securities that were not registered as follows:

Date             Name                     Number of Shares        Consideration
----             ----                     ----------------        -------------

Nov. 26, 1999    TM Capital                 4,750,000               $475.00
                 Partners,  L.L.C. (1)

Nov. 26, 1999    Mark Elenowitz (1)           125,000               $125.00

Nov. 26, 1999    Louis Taubman (1)            125,000               $125.00

--------

   (1) Mark Elenowitz and Louis Taubman are the indirect owners of TM Capital Partners, L.L.C. and therefore may be considered to be indirect beneficial owners of the common stock of the Company issued to TM Capital. With respect to the sales made to TM Capital, the Company relied on the exemption from the registration requirements set forth in Section 4(2) of the Securities Act of 1933, as amended. Shares issued to Louis Taubman and Mark Elenowitz were issued pursuant Rule 701.

   The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market that may develop.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

   The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

FINANCIAL STATEMENTS.

      Attached are audited financial statements for the Company for the period ending March 31, 2000. The following financial statements are attached to this report and filed as a part thereof.

      1) Table of Contents - Financial Statements
      2) Independent Auditors' Report
      3) Balance Sheet as of March 31, 2000
      4) Notes to Balance Sheet as of March 31, 2000

INDEX TO FINANCIAL STATEMENTS
PARADE HOLDINGS, INC.
(A DEVELOPMENT STAGE COMPANY)

      Independent Auditors' Report

      Balance Sheet as of March 31, 2000

      Notes to Balance Sheet as of March 31, 2000

                              PARADE HOLDINGS, INC.

                       (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                    FOR THE PERIOD ENDED MARCH 31, 2000

                             PARADE HOLDINGS, INC.
                         (A Development Stage Company)
                              FINANCIAL STATEMENTS
                FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000
                       (See Independent Auditors' Report)





                                    CONTENTS
                                    --------




                                                                         PAGE(S)
                                                                         -------

Independent Auditors' Report                                                1.

Financial Statements:

    Balance Sheet                                                           2.

    Statement of Loss and Accumulated Deficit                               3.

    Statement of Changes in Stockholders' Equity                            4.

    Statement of Cash Flows                                                 5.

    Notes to Financial Statements                                          6-7.

TO THE BOARD OF DIRECTORS
PARADE HOLDINGS, INC.

We have audited the accompanying balance sheet of Parade Holdings, Inc. (a Delaware development stage corporation) as of March 31, 2000, and the related statements of loss and accumulated deficit, stockholders' equity, and cash flows for the period from inception (July 27, 1999) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parade Holdings, Inc. as of March 31, 2000, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

                                            __________________________
                                            COHEN & KAMENY CPA'S PLLC

RIVERDALE, NEW YORK
APRIL 7, 2000

                             PARADE HOLDINGS, INC.
                         (A Development Stage Company)
                                  BALANCE SHEET
                              AS OF MARCH 31, 2000
                       (See Independent Auditors' Report)


                                     ASSETS

CURRENT ASSETS:

        Cash                                                     $   211.
        Stock subscription receivable                                475.

TOTAL CURRENT ASSETS:                                                686.
                                                                 -------


TOTAL ASSETS                                                     $   686.
                                                                 -------




LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

                                                                 $   --

                                                                 -------
TOTAL LIABILITIES:                                                   --
                                                                 -------

STOCKHOLDERS' EQUITY:

        Common stock, $.0001 par value, 120,000,000
          shares authorized, 5,000,000 issued and outstanding        500.
           Additional paid in capital                                225.
           Accumulated deficit                                      (39).

                                                                 -------
TOTAL STOCKHOLDERS' EQUITY:                                          686.
                                                                 -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $   686.
                                                                 =======


   The accompanying notes are an integral part of these financial statements.

                                                                         Page 2.

                             PARADE HOLDINGS, INC.
                         (A Development Stage Company)
                    STATEMENT OF LOSS AND ACCUMULATED DEFICIT
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000
                       (See Independent Auditors' Report)


NET SALES                                     $       --

COST OF SALES                                         --

GROSS PROFIT                                          --
                                              ------------

OPERATING EXPENSES                                    --

           Bank charges                                39.
                                              ------------

(LOSS) FROM OPERATIONS                                (39).

NET (LOSS)                                            (39).

ACCUMULATED DEFICIT - BEGINNING OF PERIOD             --

ACCUMULATED DEFICIT - END OF PERIOD           $       (39).
                                              ============

BASIC NET (LOSS) PER SHARE:                   $ (0.0000078).
                                              ============

FULLY DILUTED NET (LOSS) PER SHARE:           $ (0.0000068).
                                              ============


   The accompanying notes are an integral part of these financial statements.

                                                                         Page 3.

                             PARADE HOLDINGS, INC.
                         (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000
                       (See Independent Auditors' Report)



                                                     Additional
                                           Common     Paid-in   Accumulated
                                            Stock     Capital    Deficit
                                         ----------------------------------

Balances at inception - July 27, 1999        --         --          --

Common stock subscribed                     475.

Stock options exercised                      25.       225.         --

Net (Loss)                                   --         --         (39).
                                         -----------------------------

Balances at March 31, 2000                  500.       225.        (39).
                                         =============================


   The accompanying notes are an integral part of these financial statements.

                                                                         Page 4.

                             PARADE HOLDINGS, INC.
                         (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                 FOR THE PERIOD FROM INCEPTION TO MARCH 31, 2000
                       (See Independent Auditors' Report)


CASH FLOWS FROM OPERATING ACTIVITIES:

        Net loss from operations                                         $ (39).
                                                                         ------

NET CASH (USED) BY OPERATING ACTIVITIES                                    (39).
                                                                         ------

CASH FLOWS FROM INVESTING ACTIVITIES:
                                                                           --
                                                                         ------

NET CASH PROVIDED BY INVESTING ACTIVITIES                                  --
                                                                         ------

CASH FLOWS FROM FINANCING ACTIVITIES:

        Issuance of common stock upon exercise of options                   250.
                                                                         ------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                   250.
                                                                         ------

NET INCREASE IN CASH & CASH EQUIVALENTS                                     211.

        Cash  - at beginning of period                                      --
                                                                         ------

CASH & CASH EQUIVALENTS - AT END OF PERIOD                                $ 211.
                                                                         ======


   The accompanying notes are an integral part of these financial statements.

                                                                         Page 5.

                              PARADE HOLDINGS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                FROM INCEPTION TO THE PERIOD ENDED MARCH 31, 2000

NOTE 1  - DESCRIPTION OF THE COMPANY'S BUSINESS:

            Parade Holdings, Inc. (the Company) was incorporated on July 27, 1999 in the state of Delaware. The Company was formed in order to seek business opportunities and is currently a "shell" company with no business operations. As of the date of these financial statements all of the Company's operations have been organizational in nature and as a result it must be considered in its developmental stage.

            The Company's current business plan is to seek out business opportunities and to pursue other related activities intended to enhance shareholder value. The Company will be seeking opportunities, which will probably be in the form of a merger with a foreign or domestic private issuer that wishes to become a reporting issuer. However, the Company will explore opportunities, which may take the form of a purchase, exchange of stock, or encompass entities such as a corporation, joint venture or partnership. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others.

NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

            The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies considered significant.

    (A)  STATEMENT OF CASH FLOWS:

            For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 3  - CAPITAL STOCK:

            As part of the Company's initial organization the Company was authorized to issue 120,000,000 shares of it's $.0001 par value common stock. Subsequent to its formation the Company entered into subscription agreement authorizing the issuance of 4,750,000 shares of it's $.0001 par value common stock. The subscription agreement was completed on April 6, 2000 when the Company received payment for the shares. On November 26, 1999 the Company authorized a stock option plan reserving 1,000,000 shares of it's common stock, and pursuant to the plan granted stock options to it's officers and directors in the amount of 250,000 shares exercisable as defined by the terms of the stock option agreements. As of March 31, 2000, all of the stock options granted were exercised.


                                                                         Page 6.
38

                              PARADE HOLDINGS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                FROM INCEPTION TO THE PERIOD ENDED MARCH 31, 2000

NOTE 4  - LOSS PER SHARE:

            For the period from inception to March 31, 2000 the Company had a loss of $39. The total number of shares outstanding as of March 31, 2000 were 5,000,000 in addition the Company has reserved an additional 750,000 shares of it's $ .0001 par value common stock in connection with its stock option plan that have not been issued as of March 31, 2000. As a result the number of shares outstanding on a fully diluted basis are 5,750,000. The basic loss per share was approximately $0.0000078 per share and the fully diluted loss per share was approximately $0.0000068 for the period from inception to March 31, 2000.


                                                                         Page 7.
39

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT NUMBER         DESCRIPTION
--------------         -----------

         (2)           Articles of Incorporation and By-laws:
           2.1**         Certificate of Incorporation
           2.2**          By-Laws
         (3)           Instruments Defining the Rights of Holders
           3.1**          Lock-Up Agreement with TM Capital Partners, L.L.C.
           3.2**          Lock-Up Agreement with Mark Elenowitz
           3.3**          Lock-Up Agreement with Louis Taubman
         (4)           Consents
           4.1**          Consent of Independent Certified Public Accountant
         (10)          Stock Option Plan
       10.1**             1999 Incentive and Nonstatutory Stock Option Plan
    ------------
    ** Filed herewith

                              SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                     PARADE HOLDINGS, INC.


                     By: /s/ MARK ELENOWITZ
                        -------------------------------------
                        Mark Elenowitz, President and Director


                     By: /s/ LOUIS TAUBMAN
                     -------------------------------------
                     Louis Taubman, Secretary and Director

                          CERTIFICATE OF INCORPORATION

                                       OF

                              PARADE HOLDINGS, INC.

      The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts mandatory thereof and supplemental thereto, and known, identified, and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

          FIRST: The name of the corporation (hereinafter called the corporation") is PARADE HOLDINGS, INC.


          SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 1013 Centre Road, City of Wilmington 19805, County of New Castle; and the name of the registered agent of the corporation at such address is Corporation Service Company.

          THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

          FOURTH: The total number of shares of all classes of stock which the corporation shall have the authority to issue is 120,000,000, shares of Common Stock of a par value of .0001 each.

          FIFTH: The name and mailing address of the incorporator are as follows:

      NAME                                MAILING ADDRESS
      ----                                ---------------

      Merryl Wiener                       Two World Trade Center
                                          Suite 8746
                                          New York, New York  10048-8798

          SIXTH: The corporation is to have perpetual existence.

          SEVENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its shareholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under ss. 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under ss. 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangements and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, of sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

          EIGHTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation, and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

               1. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the Bylaws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have of there were no vacancies. No election of directors need be by written ballot.

               2. After the original or other Bylaws of the corporation have been adopted, amended, or repealed, as the case may be, in accordance with the provision of ss. 109 of the General Corporation Law of the State of Delaware, and, after the corporation has received any payment for its stock, the power to adopt, amend, or repeal the Bylaws of the corporation may be exercised by the Board of Directors of the corporation; provided, however, that any provision for the classification of directors of the corporation for staggered terms pursuant to the provisions of subsection (d) of ss. 141 of the General Corporation Law of the State of Delaware shall be set forth in an initial Bylaw or in a Bylaw adopted by the stockholders entitled to vote of the corporation unless provisions for such classification shall be set forth in this certificate of incorporation.

               3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of shareholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate or incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (2) of


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          subsection (b) of ss. 242 of the General Corporation Law of the State
          of Delaware shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

          NINTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provision of paragraph (7) of subsection (b) of ss. 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

          TENTH: The corporation shall, to the fullest extent permitted by the provisions of ss. 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

          ELEVENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered, or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

     Signed on September 1, 1999.

                                          /s/ MERRYL WIENER
                                          ---------------------------
                                          Merryl Wiener, Incorporator


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


                              PARADE HOLDINGS, INC.

                                     BY-LAWS

                                    ARTICLE I

                                THE STOCKHOLDERS

       SECTION 1.1. ANNUAL MEETING. The annual meeting of the stockholders of Parade Holdings, Inc. (the "Corporation") shall be held on the third Thursday in May of each year at 10:30 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

       SECTION 1.2. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this Article.

       SECTION 1.3. NOTICE OF MEETINGS. Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

       SECTION 1.4. FIXING DATE OF RECORD. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of


44
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stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

       (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

       (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

       SECTION 1.5. INSPECTORS. At each meeting of the stockholders, the polls shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

       SECTION 1.6. QUORUM. At any meeting of the stockholders, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

       If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

       SECTION 1.7. BUSINESS. The chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

       SECTION 1.8. STOCKHOLDER PROPOSALS. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the secretary of the Corporation with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

       Any stockholder who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the secretary prior to the date set forth herein above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, qua stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

       Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

       SECTION 1.9. PROXIES. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

       SECTION 1.10. VOTING BY BALLOT. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

       SECTION 1.11. VOTING LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

       SECTION 1.12. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

       SECTION 1.13. VOTING OF STOCK OF CERTAIN HOLDERS. Shares of capital stock of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

       Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

       Shares of capital stock of the Corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

       A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.

       Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.


                                   ARTICLE II

BOARD OF DIRECTORS

       SECTION 2.1. GENERAL POWERS. The business, affairs, and the property of the Corporation shall be managed and controlled by the Board of Directors (the "Board"), and, except as otherwise expressly provided by law, the Certificate of Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

       SECTION 2.2. NUMBER OF DIRECTORS. The number of directors which shall constitute the whole Board shall be not fewer than one nor more than five. Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

       SECTION 2.3. ELECTION, TERM AND REMOVAL. Directors shall be elected at the annual meeting of stockholders to succeed those directors whose terms have expired.

Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly called for that purpose by the vote of not less than a majority of the outstanding capital stock entitled to vote at an election of directors.

       SECTION 2.4. VACANCIES. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

       SECTION 2.5. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the president or to the secretary of the Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

       SECTION 2.6. PLACE OF MEETINGS, ETC. The Board of Directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.

       SECTION 2.7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix. No notice shall be required for any such regular meeting of the Board.

       SECTION 2.8. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

       The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

       SECTION 2.9. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

       SECTION 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

       SECTION 2.11. QUORUM. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

       SECTION 2.12. BUSINESS. Business shall be transacted at meetings of the Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

       SECTION 2.13. INTEREST OF DIRECTORS IN CONTRACTS. (a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

       (1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

       (2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

       (3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

       (b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

       SECTION 2.14. COMPENSATION OF DIRECTORS. Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

       SECTION 2.15.  LOANS TO OFFICERS OR EMPLOYEES.  The Board of
Directors may lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

       SECTION 2.16. NOMINATION. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and; (e) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.


                                   ARTICLE III

COMMITTEES

       SECTION 3.1. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

       SECTION 3.2. EXECUTIVE COMMITTEE NUMBER AND TERM OF OFFICE. The Board of Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee. The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

       SECTION 3.3. EXECUTIVE COMMITTEE POWERS. The executive committee may, while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to (i) amend the Certificate of Incorporation or the By-Laws of the Corporation, (ii) fill vacancies on the Board of Directors, (iii) adopt an agreement or certification of ownership, merger or consolidation, (iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution, (v) declare a dividend, or (vi) authorize the issuance of stock.

       SECTION 3.4. EXECUTIVE COMMITTEE MEETINGS. Regular and special meetings of the executive committee may be called and held subject to the same


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


requirements with respect to time, place and notice as are specified in these By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

       The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

       SECTION 3.5. EXECUTIVE COMMITTEE VACANCIES. The Board of Directors, by majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.


                                   ARTICLE IV

THE OFFICERS

       SECTION 4.1. NUMBER AND TERM OF OFFICE. The officers of the Corporation shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

       The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

       Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

       SECTION 4.2. REMOVAL. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

       SECTION 4.3. THE CHAIRMAN OF THE BOARD. The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

       SECTION 4.4. THE VICE-CHAIRMAN. The vice-chairman, if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

       SECTION 4.5. THE PRESIDENT. The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

       SECTION 4.6. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of Directors, by law or by these By-Laws or which usually attach or pertain to such office.

       SECTION 4.7. THE EXECUTIVE VICE-PRESIDENTS. In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

       SECTION 4.8. THE VICE-PRESIDENTS. The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these By-Laws.

       SECTION 4.9. THE TREASURER. Subject to the direction of chief executive officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depository as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositories shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

       SECTION 4.10. THE SECRETARY. The secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the Corporation; he may sign with an officer-director or any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors or by the executive committee, and, when so ordered by the Board of Directors or the executive committee, he shall affix the seal of the Corporation thereto; he may sign with the president or an executive vice-president all certificates of shares of the capital stock; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of Directors.

       SECTION 4.11. THE CONTROLLER. The controller shall be the chief accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

       SECTION 4.12. THE ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

       SECTION 4.13. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

       SECTION 4.14. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may confer like powers upon any other person or persons.


                                    ARTICLE V

CONTRACTS AND LOANS

       SECTION 5.1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

       SECTION 5.2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.


                                   ARTICLE VI

CERTIFICATES FOR STOCK AND THEIR TRANSFER

       SECTION 6.1. CERTIFICATES FOR STOCK. Certificates representing stock of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation.

       All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

       SECTION 6.2. TRANSFERS OF STOCK. Transfers of stock of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the certificate for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.


                                   ARTICLE VII

FISCAL YEAR

       SECTION 7.1. FISCAL YEAR. The fiscal year of the Corporation shall begin on the first day of October in each year and end on the last day of September in each year.


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


                                  ARTICLE VIII

SEAL

       SECTION 8.1. SEAL. The Board of Directors shall approve a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.


                                   ARTICLE IX

WAIVER OF NOTICE

       SECTION 9.1. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Certificate of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.


                                    ARTICLE X

AMENDMENTS

           SECTION 10.1. AMENDMENTS. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.


                                   ARTICLE XI

INDEMNIFICATION

           SECTION 11.1. INDEMNIFICATION. The Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.

                            COHEN & KAMENY CPA'S PLLC
                       3530 Henry Hudson Parkway, Suite B
                            Riverdale, New York 10463

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


We hereby consent to the use in the Form 10 Registration Statement of our report as of March 31, 2000, dated April 7, 2000, relating to the financial statements of Parade Holdings, Inc. that appear in such Form 10.

                            Cohen & Kameny CPA'S PLLC
                            Certified Public Accountants

Riverdale, New York
April 12, 2000

                           TM Capital Partners, L.L.C.
                        15425 Shady Grove Road, Suite 400
                            Rockville, Maryland 20850

March 7, 2000

Parade Holdings, Inc.
39 Broadway
Suite 2250
New York, NY 10006

     Re:  Lock Up Agreement with Parade Holdings, Inc.

Gentlemen:

     As part of the sale of the shares of Common Stock of Parade Holdings, Inc. (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company and the holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition or other transaction by the Company resulting in the Company no longer being classified as a shell as defined in Section 7(b)(3) of the Securities Act of 1933, as amended.

     Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

     The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

     This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

     Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     The Holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the Holder, the Holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

      Agreed and accepted this 7th day of March, 2000.

          THE HOLDER

          By: /s/ MARK ELENOWITZ
              ---------------------------------------
              Mark Elenowitz
              President, TM Capital Partners, L.L.C.

                                 Mark Elenowitz
                        15425 Shady Grove Road, Suite 400
                            Rockville, Maryland 20850

March 7, 2000

Parade Holdings, Inc.
39 Broadway
Suite 2250
New York, NY 10006

     Re:  Lock Up Agreement with Parade Holdings, Inc.

Gentlemen:

     As part of the sale of the shares of Common Stock of Parade Holdings, Inc. (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company and the holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition or other transaction by the Company resulting in the Company no longer being classified as a shell as defined in Section 7(b)(3) of the Securities Act of 1933, as amended.

     Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

     The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

     This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

     Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     The Holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the Holder, the Holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

     Agreed and accepted this 7th day of March, 2000.

          THE HOLDER

          By: /s/ MARK ELENOWITZ
              ------------------
              Mark Elenowitz

                                  Louis Taubman
                                   39 Broadway
                                   Suite 2250
                               New York, NY 10006

March 7, 2000

Parade Holdings, Inc.
39 Broadway
Suite 2250
New York, NY

     Re:  Lock Up Agreement with Parade Holdings, Inc.

Gentlemen:

     As part of the sale of the shares of Common Stock of Parade Holdings, Inc. (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants and agrees, for the benefit of the Company and the holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition or other transaction by the Company resulting in the Company no longer being classified as a shell as defined in Section 7(b)(3) of the Securities Act of 1933, as amended.

     Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

     The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

     This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

     Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     The Holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the Holder, the Holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

     Agreed and accepted this 7th day of March, 2000.

          THE HOLDER

          By: /s/ LOUIS TAUBMAN
              -----------------
              Louis Taubman

                              PARADE HOLDINGS, INC.
                1999 INCENTIVE AND NONSTATUTORY STOCK OPTION PLAN

1.    PURPOSE

This Incentive and Nonstatutory Stock Option Plan (the "Plan") is intended to further the growth and financial success of Parade Holdings, Inc. (the "Corporation") by providing additional incentives to directors, executives and selected employees of and consultants to the Corporation so that such participants may acquire or increase their proprietary interest in the Corporation. The term "Corporation" shall include any parent corporation or subsidiary corporation of the Corporation as those terms are defined in Section 424(e) and (f) of the Internal Revenue Code of 1986, as amended (the "Code"). Stock options granted under the Plan ("Options") may be either "Incentive Stock Options", as defined in Code section 422 and any regulations promulgated under that Section, or "Nonstatutory Options" at the discretion of the Board of Directors of the Corporation (the "Board") and as reflected in the respective written stock option agreements granted pursuant to this Plan.

2.    ADMINISTRATION

The Plan shall be administered by the Board; provided however, that the Board may delegate such administration to a committee of not fewer than two members (the "Committee"), each of whom is a member of the Board and all of whom are disinterested persons, as contemplated by Rule 16b-3 ("Rule 16b-3") promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act").

Subject to the provisions of the Plan, the Board and/or the Committee shall have authority to (a) grant, in its discretion, Incentive Stock Options in accordance with Code section 422 or Nonstatutory Options; (b) determine in good faith the fair market value of the stock covered by an Option; (c) determine which eligible persons shall be granted Options, the number of shares to be covered by the Options and the restrictions, terms and conditions thereof; (d) construe and interpret the Plan; (e) promulgate, amend and rescind rules and regulations relating to its administration, and correct defects, omissions and inconsistencies in the Plan or any Option; (f) consistent with the Plan and with the consent of the Optionee, as appropriate, amend any outstanding Option or amend the exercise date or dates; (g) determine the duration and purpose of leaves of absence which may be granted to Optionees without constituting termination of their employment for the purpose of the Plan; and (h) make all other determinations necessary or advisable for the Plan's administration. The interpretation and construction by the Board of any provisions of the Plan or of any Option it shall be conclusive and final. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option.

3.    ELIGIBILITY


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


The persons who shall be eligible to receive Options shall be directors, officers and employees of the Corporation and consultants to the Corporation ("Optionees"). The term consultant shall mean any person, other than an employee, who is engaged by the Corporation to render services and is compensated for such services, and any director of the Corporation whether or not compensated for such services; provided that, if the Corporation registers any of its securities pursuant to the Exchange Act, the term consultant shall thereafter not include directors who are not compensated for their services or are paid only a director fee by the Corporation.

(a) Incentive Stock Options. Incentive Stock Options may only be issued to employees of the Corporation. Incentive Stock Options may be granted to officers or directors, provided they are also employees of the Corporation. Payment of a director's fee shall not be sufficient to constitute employment by the Corporation. Any grant of option, subsequent to the first registration of any of the securities of the Corporation under the Securities Act, may at the discretion of the Board be made subject to certain conditions, including, without limitation, condition which are intended to avoid the imposition of liability under Section 16(b) of the 1934 Act. An Optionee may hold more than one Option.

The Corporation shall not grant an Incentive Stock Option under the Plan to any employee if the grant would result in the employee holding the right to exercise for the first time in any one calendar year, under all Incentive Stock Options granted under the Plan or any other plan maintained by the Corporation, Options with respect to shares of stock having an aggregate fair market value, determined as of the date the Option is granted, in excess of $100,000. Should it be determined that an Incentive Stock Option granted under the Plan exceeds such maximum for any reason other than a failure in good faith to value the stock subject to such Option, the excess portion of the Option shall be considered a Nonstatutory Option. To the extent the employee holds two or more such Options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such Option as Incentive Stock Options under the Federal tax laws shall be applied on the basis of the order in which the Options are granted. If, for any reason, an entire option does not qualify as an Incentive Stock Option by reason of exceeding such maximum, that option shall be considered a Nonstatutory Option.

(b) Nonstatutory Option. The provisions of Section 3(a) shall not apply to any Option designated as a "Nonstatutory Stock Option Agreement" or which sets forth the intention of the parties that the option be a Nonstatutory Option.

4.    STOCK

The stock subject to Options shall be shares of the Corporation's authorized but unissued or reacquired common stock (the "Stock").

(a) Number of Shares. Subject to adjustment as provided in Paragraph 5(i) of this Plan, the total number of shares of Stock which may be purchased through exercise of

Options granted under this Plan shall not exceed 1,000,000. If any Option shall for any reason terminate or expire, any shares allocated thereto but remaining unpurchased upon such expiration or termination shall again be available for the grant of Options with respect to that Option under the Plan as though no Option had been granted with respect to such shares. Any shares of Stock issued pursuant to an Option and repurchased pursuant to the terms of the Option shall be available for future Options as though not previously covered by an Option.

(b) Reservation of Shares. The Corporation shall reserve and keep available at all times during the term of the Plan such number of shares as shall be sufficient to satisfy the requirements of the Plan. If, after reasonable efforts, which efforts shall not include the registration of the Plan or Options under the Securities Act, the Corporation is unable to obtain authority from any applicable regulatory body, which authorization is deemed necessary by legal counsel for the Corporation for the lawful issuance of shares hereunder, the Corporation shall be relieved of any liability with respect to its failure to issue and sell the shares for which such requisite authority was deemed necessary unless and until the authority is obtained.

(c) Application of Funds. The proceeds received by the Corporation from the sale of Stock pursuant to the exercise of Options will be used for general corporate purposes.

(d) No Obligation to Exercise Option. The granting of an Option shall impose no obligation upon the Optionee to exercise such Option.

(e) Adjustment of Shares. In the event of any change in the outstanding Stock by reason of a stock split, stock dividend, combination, subdivision or reclassification of shares, recapitalization, merger, or similar event, the Board or the Committee may adjust proportionately (a) the number of shares of Stock reserved under the Plan and available for Incentive Stock Options and Nonstatutory Options; and (b) the exercise prices related to outstanding Options. In the event of any other change affecting the Stock or any distribution (other than normal cash dividends) to holders of Stock, such adjustments as may be deemed equitable by the Board or the Committee, including adjustments to avoid fractional shares, shall be made to give proper effect to such event. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board or the Committee shall be authorized to issue or assume Options, whether or not in a transaction to which Code section 424(a) applies, by means of substitution of new Options for previously issued Options or an assumption of previously issued Options.

5.    TERMS AND CONDITIONS OF OPTIONS

Options granted hereunder shall be evidenced by agreements between the Corporation and the respective Optionees, in such form and substance as the Board or Committee shall from time to time approve. Such agreements need not be identical, and in each case may include such provisions as the Board or Committee may determine, but all such agreements shall be subject to and limited by the following terms and conditions:


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(a) Number of Shares. Each Option shall state the number of shares to which it pertains.

(b) Option Price. Each Option shall state the exercise price, which shall be determined as follows:

(i) Any Stock Option granted to a person who at the time the Option is granted owns (or is deemed to own pursuant to Code section 424(d)) stock possessing more than ten percent (10%) of the total combined voting power or value of all classes of stock of the Corporation, ("Ten Percent Holder") shall have an exercise price of no less than one hundred ten percent (110%) of the fair market value of the common stock as of the date of grant; and

(ii) Incentive Stock Options granted to a person who at the time the Option is granted is not a Ten Percent Holder shall have an exercise price of no less than one hundred percent (100%) of the fair market value of the common stock as of the date of grant.

(iii) Nonstatutory Options granted to a person who at the time the Option is granted is not a Ten Percent Holder shall have an exercise price of no less than eighty-five percent (85%) of the fair market value of the common stock as of the date of grant. For the purposes of this Paragraph 5(b), the fair market value shall be as determined by the Board, in good faith, which determination shall be conclusive and binding; provided however, that if there is a public market for the Stock, the fair market value per share shall be the average of the bid and asked prices (or the closing price if the stock is listed on the NASDAQ National Market System) on the date of grant of the Option, or if listed on a stock exchange, the closing price on such exchange on the date of grant.

(c) Medium and Time of Payment. The Option exercise price shall become immediately due upon exercise of the Option and shall be paid in cash or check made payable to the Corporation. Should the Corporation's outstanding common stock be registered under Section 12(g) of the Exchange Act at the time the Option is exercised, then the exercise price may also be paid as follows:

(i) in shares of Stock held by the Optionee for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at fair market value on the exercise date, or

(ii) through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions (a) to a Corporation designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such purchase, and (b) to the Corporation to deliver the


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certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

At the discretion of the Board, exercisable either at the time of Option grant or of Option exercise, the exercise price may also be paid (i) by Optionee's delivery of a promissory note in form and substance satisfactory to the Corporation and permissible under the Delaware Securities Regulations and bearing interest at a rate determined by the Board in its sole discretion, but in no event less than the minimum rate of interest required to avoid the imputation of compensation income to the Optionee under the Federal tax laws, or
(ii) in such other form of consideration permitted by the Delaware Corporation Laws as may be acceptable to the Board.

(d) Term and Exercise of Options. Any Option granted to an Employee of the Corporation shall become exercisable over a period of no longer than 5 years, and no less than twenty percent (20%) of the shares covered thereby shall become exercisable annually. No Option shall be exercisable, in whole or in part, prior to one (1) year from the date it is granted unless the Board shall specifically determine otherwise, as provided herein. In no event shall any Option be exercisable after the expiration of 10 years from the date it is granted, and no Incentive Stock Option granted to a Ten Percent Holder shall, by its terms, be exercisable after the expiration of 5 years from the date of the Option. Unless otherwise specified by the Board or the Committee in the resolution authorizing such Option, the date of grant of an Option shall be deemed to be the date upon which the Board or the Committee authorizes the granting of the Option.

Each Option shall be exercisable to the nearest whole share, in installments or otherwise, as the respective Option agreements may provide. During the lifetime of an Optionee, the Option shall be exercisable only by the Optionee and shall not be assignable or transferable by the Optionee, and no other person shall acquire any rights therein. To the extent not exercised, installments (if more than one) shall accumulate, but shall be exercisable, in whole or in part, only during the period for exercise as stated in the Option agreement, whether or not other installments are then exercisable.

(e) Termination of Status as Employee, Consultant or Director. If Optionee's status as an employee shall terminate for any reason other than Optionee's disability or death, then Optionee (or if the Optionee shall die after such termination, but prior to exercise, Optionee's personal representative or the person entitled to succeed to the Option) shall have the right to exercise the portions of any of Optionee's Incentive Stock Options which were exercisable as of the date of such termination, in whole or in part, not less than 30 days nor more than three (3) months after such termination, or, in the event of "termination for cause" (as that term is defined in Delaware Labor Code and case law related thereto) or by the terms of the Plan or the Option Agreement or an employment agreement, the Option shall automatically terminate as of the termination of employment as to all shares covered by the Option.

 With respect to Nonstatutory Options granted to employees, directors or consultants, the Board may specify such period for exercise, not less than 30 days except that in the case


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of "termination for cause" or removal of a director pursuant to the Delaware
Corporation Laws, the Option shall automatically terminate as of the termination of employment or services as to shares covered by the Option, following termination of employment or services as the Board deems reasonable and appropriate. The Option may be exercised only with respect to installments that the Optionee could have exercised at the date of termination of employment or services. Nothing contained herein or in any Option granted pursuant hereto shall be construed to affect or restrict in any way the right of the Corporation to terminate the employment or services of an Optionee with or without cause.

(f) Disability of Optionee. If an Optionee is disabled (within the meaning of Code section 22(e)(3)) at the time of termination, the three (3) month period set forth in Paragraph 5(e) shall be a period, as determined by the Board and set forth in the Option, of not less than 6 months nor more than one year.

(g) Death of Optionee. If an Optionee dies while employed by, engaged as a consultant to or serving as a Director of the Corporation, the portion of the Optionee's Option which was exercisable at the date of death may be exercised, in whole or in part, by the estate of the decedent or by a person succeeding to the right to exercise the Option at any time within (i) a period, as determined by the Board and set forth in the Option, of not less than three months nor more than ten year after Optionee's death, which period shall not be more, in the case of a Nonstatutory Option, than the period for exercise following termination of employment or services, or (ii) during the remaining term of the Option, whichever is the lesser. The Option may be so exercised only with respect to installments exercisable at the time of Optionee's death and not previously exercised by the Optionee.

(h) Nontransferability of Option. No Option shall be transferable by the Optionee, except by will or by the laws of descent and distribution.

(i) Recapitalization. Subject to any required action of shareholders, the number of shares covered by each outstanding Option, and the exercise price per share set forth in each Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Stock resulting from a subdivision or consolidation of shares or the payment of a stock dividend, or any other increase or decrease in the number of such shares affected without receipt of consideration by the Corporation; provided, however, the conversion of any convertible securities of the Corporation shall not be deemed to have been effected without receipt of consideration by the Corporation.

In the event a proposed dissolution or liquidation of the Corporation, a merger or consolidation in which the Corporation is not the surviving entity, or a sale of all or substantially all of the assets or capital stock of the Corporation (collectively, a "Reorganization"), unless otherwise provided by the Board, this Option shall terminate immediately prior to such date as is determined by the Board, which date shall be no later than the consummation of the Reorganization. In such event, if the entity which shall be the surviving entity does not tender to Optionee an offer, having no obligation to do so, to


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substitute for any unexercised Option a stock option or capital stock of the surviving entity, as applicable, which on an equitable basis shall provide the Optionee with substantially the same economic benefit as the unexercised Option, then the Board may grant to the Optionee, in its sole and absolute discretion and without obligation, the right for a period commencing 30 days prior to and ending immediately prior to the date determined by the Board pursuant hereto for termination of the Option or during the remaining term of the Option, whichever is the lesser, to exercise any unexpired Option or Options without regard to the installment provisions of Paragraph 5(d) of the Plan; provided, that any such right granted shall be granted to all Optionees not receiving an offer to receive substitute options on a consistent basis, and provided further, that any such exercise shall be subject to the consummation of the Reorganization.

Subject to any required action of stockholders, if the Corporation shall be the surviving entity in any merger or consolidation, each outstanding Option thereafter shall pertain to and apply to the securities to which a holder of shares of Stock equal to the shares subject to the Option would have been entitled by reason of the merger or consolidation.

 In the event of a change in the Stock as presently constituted, which is limited to a change of all of its authorized shares without par value into the same number of shares with a par value, the shares resulting from any such change shall be deemed to be the Stock within the meaning of the Plan.

To the extent that the foregoing adjustments relate to stock or securities of the Corporation, such adjustments shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided in this Paragraph 5(i), the Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class, and the number or price of shares of Stock subject to any Option shall not be affected by, and no adjustment shall be made by reason of, any dissolution, liquidation, merger, consolidation or sale of assets or capital stock, or any issue by the Corporation of shares of stock of any class or securities convertible into shares of stock of any class.

The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Corporation to make any adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, or liquidate or to sell or transfer all or any part of its business or assets.

(j) Rights as a Stockholder. An Optionee shall have no rights as a stockholder with respect to any shares covered by an Option until the effective date of the issuance of the shares following exercise of this Option by Optionee. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as expressly provided in Paragraph 5(i) of this Plan.

(k) Modification, Acceleration, Extension, and Renewal of Options. Subject to the terms and conditions and within the limitations of the Plan, the Board may modify an


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Option, or once an Option is exercisable, accelerate the rate at which it may be exercised, and may extend or renew outstanding Options granted under the Plan or accept the surrender of outstanding Options (to the extent not yet exercised) and authorize the granting of new Options in substitution for such Options, provided such action is permissible under Code and under the Corporate
Securities Rules of the Delaware Corporations Commissioner. Notwithstanding the provisions of this Paragraph 5(k), however, no modification of an Option shall, without the consent of the Optionee, alter to the Optionee's detriment or impair any rights or obligations under any Option theretofore granted under the Plan.

(l) Exercise Before Exercise Date. At the discretion of the Board, the Option may, but need not, include a provision whereby the Optionee may elect to exercise all or any portion of the Option prior to the stated exercise date of the Option or any installment thereof. Any shares so purchased prior to the stated exercise date shall be subject to repurchase by the Corporation upon termination of Optionee's employment as contemplated by Paragraphs 5(n) of this Plan prior to the exercise date stated in the Option and such other restrictions and conditions as the Board or Committee may deem advisable.

(m) Reacquisition, Replacement and Reissuance of Options. (a) The Board or the Committee, with or without the consent of the Optionee, may at any time cause the Corporation to reacquire and cancel any outstanding and unexercised Option, or any portion therefor. In such event, the Corporation shall pay to such Optionee an amount in cash equal to the excess (if any) of (i) the fair market value of the shares of Stock subject to such Option, or portion thereof, at the time of reacquisition, over (ii) the option price of such Option, or portion thereof. The Corporation may withhold from any such payment applicable taxes and other amounts. The shares of Stock subject to such Option, or portion thereof, reacquired and canceled in consideration for a cash payment to an Optionee shall not again be available for option under the Plan. In the event that the exercise price of such Option, or portion thereof, exceeds the fair market value of the shares of Stock subject to such Option, or portion thereof, at the time of reacquisition, such Option may be reacquired and canceled by the Company without payment therefor. The shares of Stock subject to such Option, or portion thereof, reacquired and canceled without payment therefor to the Optionee, may again be subject to an Option under the Plan.

(n) Other Provisions. The Option agreements authorized under this Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of the Options, as the Board or the Committee shall deem advisable. Shares shall not be issued pursuant to the exercise of an Option, if the exercise of such Option or the issuance of shares thereunder would violate, in the opinion of legal counsel for the Corporation, the provisions of any applicable law or the rules or regulations of any applicable governmental or administrative agency or body, such as the Code, the Securities Act, the Exchange Act, the Delaware Securities Rules, and the rules promulgated under the foregoing or the rules and regulations of any exchange upon which the shares of the Corporation are listed. Without limiting the generality of the


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foregoing, the exercise of each Option shall be subject to the condition that if at any time the Corporation shall determine that (i) the satisfaction of withholding tax or other similar liabilities, or (ii) the listing, registration or qualification of any shares covered by such exercise upon any securities exchange or under any state or federal law, or (iii) the consent or approval of any regulatory body, or (iv) the perfection of any exemption from any such withholding, listing, registration, qualification, consent or approval is necessary or desirable in connection with such exercise or the issuance of shares thereunder, then in any such event, such exercise shall not be effective unless the withholding, listing registration, qualification, consent, approval or exemption shall have been effected, obtained or perfected free of any conditions not acceptable to the Corporation.

(o) Repurchase Agreement. The Board may, in its discretion, require as a condition to the grant of an Option under this Plan, that an Optionee execute an agreement with the Corporation, in form and substance satisfactory to the Board in its discretion ("Repurchase Agreement"), (i) restricting the Optionee's right to transfer shares purchased under the Option without first offering the shares to the Corporation or another stockholder of the Corporation upon the same terms and conditions as provided therein; and (ii) providing that upon termination of Optionee's employment with the Corporation, for any reason, the Corporation (or another stockholder of the Corporation, as provided in the Repurchase Agreement) shall have the right at its discretion (or the discretion of such other shareholders) to purchase and/or redeem all such shares owned by the Optionee on the date of termination of his or her employment at a price equal to (A) the fair value of the shares as of such date of termination, or (B) if such repurchase right lapses at twenty percent (20%) of the number of shares per year, the original purchase price of such shares, and upon terms of payment permissible under the Delaware Securities Rules; provided that in the case of Options or Stock Awards granted to officers, directors, consultants or affiliates of the Company, such repurchase provisions may be subject to additional or greater restrictions as determined by the Board or Committee.

(p) Investment Intent. Unless and until the issuance and sale of the shares subject to the Plan are registered under the Securities Act or shall be exempt pursuant to the rules promulgated thereunder, each Option under the Plan shall provide that the purchases of shares thereunder shall be for investment purposes and not with a view to, or for resale in connection with, any distribution thereof. Further, unless the issuance and sale of the stock have been registered under the Securities Act, each Option shall provide that no shares shall be purchased upon the exercise of such Option unless and until (i) any then applicable requirements of state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Corporation and its counsel, and (ii) if requested to do so by the Corporation, the person exercising the Option shall (i) give written assurances as to knowledge and experience of such person (or a representative employed by such person) in financial and business matters and the ability of such person (or representative) to evaluate the merits and risks of exercising the Option, and
(ii) execute and deliver to the Corporation a letter of investment intent and/or such other form related to applicable exemptions from registration, all in such form and substance as the Corporation may require. If shares are issued upon exercise of an Option without


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registration under the Securities Act, subsequent registration of the shares shall relieve the purchaser of any investment restrictions or representations made upon the exercise of such Options.

(q) Tax Withholding. The Company shall have the right to deduct applicable taxes from any Option payment and withhold, at the time of delivery or exercise of Options or vesting of shares under such Options, an appropriate number of shares for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. If Stock is used to satisfy tax withholding, the Stock shall be valued based on the fair market value of the Stock when the tax withholding is required to be made.

6.    AMENDMENT AND TERMINATION OF PLAN

The Board may, insofar as permitted by law, from time to time, with respect to any shares at the time not subject to Options, suspend or terminate the Plan or revise or amend it in any respect whatsoever, except that without the approval of the shareholders of the Corporation, no such revision or amendment shall (i) increase the number of shares subject to the Plan, (ii) decrease the price at which Options may be granted, (iii) materially increase the benefits to Optionees, or (iv) change the class of persons eligible to receive Options under the Plan; provided, however, no such action shall alter or impair the rights and obligations under any Option outstanding as of the date thereof without the written consent of the Optionee thereunder. No Option may be granted while the Plan is suspended or after it is terminated, but the rights and obligations under any Option granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan.

7.    AVAILABILITY OF INFORMATION

During the term of the Plan and any additional period during which an Option granted pursuant to the Plan shall be exercisable, the Corporation shall make available, not later than 90 days following the close of each of its fiscal years, such financial and other information regarding the Corporation as is required by the bylaws of the Corporation and applicable law to be furnished in an annual report to the stockholders of the Corporation.

8.    NOTICES

All notices, requests, demands, and other communications pursuant to this Plan shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day following mailing to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid.

9.    INDEMNIFICATION OF BOARD


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In addition to such other rights or indemnifications as they may have as directors or otherwise, and to the extent allowed by applicable law, the members of the Board and the Committee shall be indemnified by the Corporation against the reasonable expenses, including attorney fees, actually and necessarily incurred in connection with the defense of any claim, action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken, or failure to act, under or in connection with the Plan or any Option granted under the Plan, and against all amounts paid by them in settlement thereof (provided the settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such claim, action, suit or proceeding, except in any case in relation to matters as to which it shall be adjudged in such claim, action, suit or proceeding that the Board or Committee member is liable for negligence or misconduct in the performance of his or her duties; provided that within seven days after institution of any such action, suit or Board proceeding the member involved shall offer the Corporation, in writing, the opportunity, at its own expense, to handle and defend the same.

10.    GOVERNING LAW

The Plan and all determinations made and actions taken pursuant to it, to the extent not otherwise governed by the Code or the securities laws of the United States, shall be governed by the laws of the State of Delaware and construed accordingly.

11.    EFFECTIVENESS OF PLAN; EXPIRATION

Subject to approval of the Plan by the shareholders of the Corporation prior to 12 months following the date of grant of the first Option hereunder, this Plan shall be deemed effective as of the date it is adopted by the Board. The Plan shall expire on the tenth anniversary of such effective date, subject to earlier termination by the Board pursuant to Section 6, but such expiration shall not affect the validity of outstanding Options.

The foregoing 1999 Incentive and Nonstatutory Stock Option Plan was duly adopted and approved by the Board of Directors November 29, 1999 and approved by the shareholders of the Corporation effective November 29, 1999.

Parade Holdings, Inc.



By:   /S/ LOUIS TAUBMAN
      ------------------
      Louis Taubman,
      Secretary


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